NEWS RELEASE

INTEROIL APPOINTS MICHAEL HESSION AS CHIEF EXECUTIVE OFFICER

Port Moresby and Houston, TX – July 11, 2013 – InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) today announced that Dr. Michael Hession will join the Company as Chief Executive Officer effective July 11, 2013.

Dr. Hession has over 25 years of international exploration, operation and commercial experience, most recently as a Senior Vice President at Browse LNG Development, a division of Woodside Energy Ltd (WPL.AX) (“Woodside”), where he has been responsible for the development of the company’s biggest hydrocarbon resource and one of the world’s largest global energy projects. During his twelve-year career at Woodside, he held several high-profile roles related to the Pluto LNG Mega-Project and exploration and development of assets in North Africa and North America.

Dr. Hession began his career at BP International (BP.L) (“BP”). His last position at the company was Development Manager on the Chirag Azeri Mega-Project. Prior to that, he managed exploration projects in Indonesia, the United States and Norway.

A citizen of Australia and Ireland, Dr. Hession was educated in Britain and France, earning his Doctorate in Geophysics from the University College Wales and his Bachelor’s degree in Geology from the University of Hull (UK). He also has an MBA from the London School of Economics and HEC (Paris, France).

“InterOil is at an inflection point in its history, and I expect that it will start to realize the value that it has carefully built over the past sixteen years. The certified resource at the Elk and Antelope fields is sufficient for a multi-train development which could include the PNG LNG facility, and/or an LNG facility in the Gulf Province. The monetization of PRL 15 is anticipated to be a transformational event for InterOil. The interest in energy development in PNG has never been greater and we expect to bring in additional partners to accelerate our activities. I welcome the opportunity to join such an outstanding company and be a part of its bright future. There is much work to be done and great opportunity ahead of us,” said Dr. Hession.

Dr. Gaylen Byker, InterOil’s Chairman and Interim CEO said, “We are delighted to have Michael join the InterOil team. He brings a wealth of experience across multiple regions in both exploration and project development. Michael has strong commercial ties in the industry and has shown great skill in liaising with partners and governments on complex projects. We look forward to his contributions to InterOil and to the people and economy of Papua New Guinea.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, statements concerning business plans and strategies; plans to develop and monetize PRL 15 and its exploration portfolio; the funding of exploration and development, and the ability of InterOil to develop an LNG project. These statements are based on, certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including discussions with ExxonMobil on the monetization of PRL 15. No assurances can be given however, that these events will occur, including, in particular entering into an agreement for the monetization of PRL 15, development of the Company’s other exploration licenses or development of a LNG project. Actual results could differ, and the difference may be material and adverse to InterOil and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause InterOil’s actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from PRL 15 will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.